[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                             BULLETIN NO. 300/2003
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                                                                DATE: 11/18/2003

         Before the participants of the American Chamber Mexico, the Director General of Petroleos Mexicanos, Raul Munoz Leos, pointed out that we are headed towards a greater participation from the private sector, not to dismantle the most important company of Mexico, but to strengthen it, involving in the process the workers, the Congress, national and international businessmen and all social actors.

         He informed that the results reached up to this moment in the Multiple Service Contracts bidding are satisfactory, because of the participation of Mexican business groups and the interest of the foreign companies.

         In this sense, he announced that apart from the Burgos Basin, PEMEX analyzes in detail the possibility of executing new Multiple Service Contracts for the development of the Coatzacoalcos, Tertiary Gas and Cuichapa projects in the states of Veracruz and Tabasco, both marine and terrestrial, in order to encourage the non-associated gas production in Mexico, through a domestic and international participation.

         Munoz Leos reported that, up to this moment, the first three blocks of the Multiple Service Contracts corresponding to Reynosa-Monterrey, Cuervito and Mision have been adjudicated, while for the Corindon-Pandura and Ricos blocks, in which the economic offers were not formalized during the past weeks, PEMEX Exploration and Production analyzes the possibility of bidding again or, in its case, modify the scope of this bidding, which shall be informed in a nearby date.

         During his presentation entitled "The Role of the Private Sector in the future of PEMEX" he said that the Multiple Service Contracts are complying with the expectations generated in ample sectors of the industry and, as this instrument evolves, its results shall be better each day. "We have been convinced -he said- that we are adhering to the constitutional and legal framework in force".

         He did not overlooked the opposition that such contracts have caused in some sectors, but if we had not decided to go ahead, we would have bear the perspective of an insufficient gas supply during the next years, with greater imports. However, Munoz Leos is confident in that, as time passes, the public opinion shall appraise the importance of developing this project.

         He said that "in PEMEX we are convinced that it is necessary to have greater participation from the private sector, since its investment resources, experience and talent are indispensable in order for the domestic oil industry to reach all of its potential"

         "Today, it is time to carefully place the foundations of the industry that we want for our country, carrying out the rest of the process in a gradual manner, with certainty and transparency, until contemplating a work that will satisfy all", he pointed out.

         In another part of his participation, Munoz Leos emphasized that the change in the fiscal regime is a crucial requirement for the financial survival of PEMEX and indispensable to give viability to the private investment.

         Without a change in this sense, he ensured, no type of opening would be efficient, since the same fiscal rules to which PEMEX is currently subject to should have to be applied to the private investment, and this is not profitable.

         He also clarified that we need a greater management autonomy, because if PEMEX is to compete with other companies it needs to enjoy the same conditions as they have.

         Munoz Leos considered that if the Mexican legislation allowed PEMEX the possibility of having strategic alliances and associations with domestic and international companies it would have another scale of operation and a greater execution capacity.

         To this respect, he explained that the definition of new association mechanisms with third parties within the national territory will allow to create within PEMEX a more competitive and efficiency surrounding, as well as to have greater access to direct investment and new technologies.

         PEMEX has the necessary maturity and strength to make productive alliances with companies of all sizes and nationalities, and this will allow the company to continue growing and consolidating as one of the most important oil companies worldwide, he affirmed.


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